

16013821

SEC
Mail Processing
Section

FEB 29 2016

Washington DC
416

AKB

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
| Estimated average burden hours per response | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



| SEC FILE NUMBER |
|---|
| 8- 22741 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1560 Sherman Avenue, Suite 510
(No. and Street)

| Evanston | IL | 60201 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William D. Vellon — (312) 380-5300
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – *if individual, state last, first, middle name*)

| 141 West Jackson Blvd, Suite 2250 | Chicago | IL | 60604 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

JG

AKB

# OATH OR AFFIRMATION

I, William D. Vellon, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)** as of **December 31, 2015** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CCO

Title

Subscribed and sworn to before me this

26 day of February, 2016


OFFICIAL SEAL
E A SANTI
Notary Public - State of Illinois
My Commission Expires Jun 5, 2017



Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Shareholders' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1 of the Securities and Exchange Commission
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



**RYAN & JURASKA LLP**
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)

We have audited the accompanying statement of financial condition of Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.) (the Company) as of December 31, 2015, for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.) as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016

**Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)**
**Statement of Financial Condition**
**As of December 31, 2015**

**Assets**

| | |
|---|---|
| Cash | $ 30,345 |
| Commissions Receivable | $ 22,536 |
| Clearing Deposit | $ 40,000 |
| Furniture & Fixtures, at cost, less accumulated depreciation of $8,903 | $ 3,961 |
| Other Assets | $ 13,890 |
| Total Assets | $ 110,732 |

**Liabilities and Stockholder's Equity**

| | |
|---|---|
| Liabilities | |
| Commissions Payable | $ 19,276 |
| Accounts Payable & Accrued Expenses | $ 13,865 |
| Total Liabilities | $ 33,141 |
| | |
| Stockholder's Equity | |
| Common Stock, $1 par value, 50,000 shares issued and outstanding | $ 50,000 |
| Additional Paid-In Capital | $ 52,630 |
| Retained Earnings | $ (25,039) |
| Total Stockholder's Equity | $ 77,591 |
| | |
| Total Liabilities and Stockholder's Equity | $ 110,732 |

The accompanying notes to the financial statements are an integral part of these statements.

## Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)
## Notes to Financial Statements
### December 31, 2015

### 1. Organization of Business

Kingsbury Capital, Inc. (the "Company") was incorporated in the state of Illinois on January 1, 2001. The Company is registered as a broker and dealer in securities under the Securities and Exchange Act of 1934. In March 2015, Edwin C. Blitz Investments, Inc. was acquired by Kingsbury Holdings, Inc. and renamed Kingsbury Capital, Inc. Transactions involving registered, traded equity securities are processed through a correspondent securities broker and dealer on a fully-disclosed basis. The Company's fiscal year ends December 31. Significant accounting policies followed by the Company are presented below.

### 2. Summary of Significant Accounting Policies

**Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from the estimates.

**Depreciation**
Deprecation of furniture and fixtures is computed using the straight line method for financial reporting purposes.

**Cash and Equivalents**
Cash and equivalents consist of the Company's checking account.

**Revenue Recognition**
Commission income is recorded as earned.

**Commission Receivable**
Commissions receivable are reported at contract value. An allowance for uncollectable receivables is not considered necessary.

**Reserves and Custody of Securities**
The Company did not hold trading securities, nor does it hold customer securities at December 31, 2015. Because the Company does not handle customers' securities, Rule 15c3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

**Income Taxes**
The Company has elected to have its earnings taxed directly to its stockholder for federal and state income tax purposes under subchapter S of the Internal Revenue Code. Accordingly, no provision for income taxes is made in the accompanying financial statements. The Company is no longer subject to U.S. Federal under income tax examinations for years ending before December 31, 2011 and Illinois income tax examinations for year ending before December 31, 2010

**Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)**
**Notes to Financial Statements**
**December 31, 2015**

3. **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2015, the Company had net capital of $59,740 which is in excess of the requirement of $5,000 and a net capital ratio of 15 to 1 as of December 31, 2015.

**4. Filling Requirements**

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2015. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

**5. Lease Commitments**

The company has an operating lease for office space that expires in July 2024. The lease is subject to escalation clauses based on the operating expenses of the lessor. Total rental expense for year-ending December 31, 2015 was $42,030.

At December 31, 2015, the aggregate minimum annual commitments under the lease are as follows:

| Year | Maximum Potential Liability |
|---|---|
| 2016 | $57,664 |
| 2017 | $58,565 |
| 2018 | $59,466 |
| 2019 | $60,367 |
| Thereafter | $288,320 |

**6. Related Party Transactions**

The Company charges Kingsbury Capital Investment Advisors, a related entity, for office space and share supplies. Total reimbursements for year-ending December 31, 2015 was $28,591.

**7. Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligation under these indemnifications to be remote.

## Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)
## Notes to Financial Statements
### December 31, 2015

### 8. Clearing Account

The Company's clearing arrangement with DST Market Services, LLC requires a clearing agent operation account. As of December 31, 2015 the required deposited with the agent was $40,000.

### 9. Contingency

During the year end December 31, 2015, the Company was served with a Statement of Claim filed before the Financial Industry Regulatory Authority ("FINRA") by a former customer of Edwin C. Blitz Investments, Inc. ("Blitz"). The claimant alleges the Company is responsible for losses in accounts managed by a former broker of Blitz. The claimant seeks damages based on a maximum exposure of approximately $150,000. Legal Counsel believes with the claim in early stages of discovery it is not possible to determine the efficacy of the claim. Management and legal counsel believe the Company has meritorious defenses against all claims. Accordingly, no provision has been made in the statement of financial condition for any loss that may result in the complaint.

### 10. Subsequent Events

Management has evaluated events and transactions from January 1, 2015 through February 25, 2016, the date of the statement of financial condition was issued, noting no material events requiring disclosure in the Company's statement of financial condition.



**RYAN & JURASKA LLP**
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.)

We have reviewed management's statements, included in the accompanying Kingsbury Capital, Inc.'s (f/k/a Edwin C. Blitz Investments, Inc.) Exemption Report, in which (1) Kingsbury Capital, Inc. (f/k/a Edwin C. Blitz Investments, Inc.) (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 25, 2016


KINGSBURY
CAPITAL

Kingsbury Capital, Inc. • Kingsbury Capital Investment Advisors, LLC

**Kingsbury Capital Inc.'s Exemption Report**

We, as members of management of Kingsbury Capital, Inc., (the "Company") are responsible for complying with 17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers" and complying with C.F.R. §240.15c3-3 (k)2(ii) (the "exemption provisions"). To the best of our knowledge and belief we state the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k) under which the Company claimed and exemption from 17 C.F.R. § 240.15c3-3 (k)2(ii) (the "exemption provisions") and (2) we met the identified exemption provisions throughout the most recent fiscal year ending December 31, 2015 without exception.

Kingsbury Capital, Inc.

By: 

William D. Vellon
Chief Compliance Officer

February 25, 2015

One Rotary Center • 1560 Sherman Avenue • Suite 510 • Evanston, IL 60201 • Phone: 312.380.5300 • Fax: 312.380.5330
www.kingsburycap.com